

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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09057177

SEC FILE NUMBER
8- 65717

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/1/2008____ AND ENDING____12/31/2008____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KelBra Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____2001 Copper Loop, Suite 2____
                    (No. and Street)

____Las Cruces____   ____NM____   ____88005____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____James D. Bicknell____   ____575-525-1717____
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Everett + Boetticher, P.C.____
            (Name – if individual, state last, first, middle name)

____755 S. Telshor Blvd, Suite 201Q____   ____Las Cruces, NM____   ____88011____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _James D. Bicknell_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _KelBra Securities, LLC_ , as of _December 31_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

OFFICIAL SEAL
VERONICA C. BICKNELL
NOTARY PUBLIC STATE OF NEW MEXICO
My commission expires: _9-17-2011_

James D Butell
Signature

President
Title

Veronica C. Bicknell
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KelBra Securities, LLC
Las Cruces, New Mexico

Audited Financial Statements
For the Years Ended
December 31, 2008 and 2007

KelBra Securities, LLC

FINANCIAL STATEMENTS
December 31, 2008 and 2007 '

CONTENTS

Everett & Boetticher, P.C.

755 S. Telshor Blvd., Suite 201 Q • Las Cruces, New Mexico 88011   Certified Public Accountants

Jeffrey M. Everett, CPA
Wendy A. Boetticher, CPA

Telephone: (575) 522-2244
Fax: (575) 522-8049
jeff@efbcpa.com
wendy@efbcpa.com

Independent Auditor's Report

To the Member of
  KelBra Securities, LLC
Las Cruces, New Mexico

We have audited the accompanying statements of financial condition of KelBra Securities, LLC
(a New Mexico limited liability company) as of December 31, 2008 and 2007, and the related statements
of income and member's capital and cash flows for the years then ended that you are filing
pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are
the responsibility of the Company's management. Our responsibility is to express an opinion on
these financial statements based on our audit.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those
standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining,
on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates
made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,
the financial position of KelBra Securities, LLC as of December 31, 2008 and 2007, and the results of
its operations and its cash flows for the years then ended in conformity with U. S. generally accepted
accounting principles.

Everett & Boetticher, P.C.

Everett & Boetticher, P.C.

February 3, 2009

KelBra Securities, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS		December 31,		
		2008		2007
Assets				
Cash and cash equivalents	$	10,453	$	40,351
Receivable from broker-dealers		-		11,688
TOTAL ASSETS	$	10,453	$	52,039

LIABILITIES AND MEMBER'S EQUITY

Liabilities				
Accounts payable	$	-	$	494
Sales tax payable		-		780
Total Liabilities		-		1,274
Member's Equity				
Capital		10,453		50,765
Total Member's Equity		10,453		50,765
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	10,453	$	52,039

The accompanying notes are an integral part of these Financial Statements.

KelBra Securities, LLC

STATEMENTS OF INCOME AND MEMBER'S CAPITAL

	For the Year Ended December 31,	
	2008	2007
Revenue		
Commissions	$ 27,453	$ 130,846
Expenses		
B/D registration fees	711	620
Bank service charges	22	-
Continuing education	-	196
Insurance	364	364
Licenses and permits	-	35
Postage and delivery	-	148
Professional fees	4,392	3,964
Telephone	-	132
Affiliate shared expenses	3,275	6,112
Total Expenses	8,764	11,571
Other Income (Expense)		
Interest Income	374	556
Other Income	-	35,000
Net Income	19,063	154,831
Member's Capital, Beginning of the Year	50,765	38,934
Capital withdrawals	(59,375)	(143,000)
Member's Capital, End of the Year	$ 10,453	$ 50,765

The accompanying notes are an integral part of these Financial Statements.

-3-

KelBra Securities, LLC

STATEMENTS OF CASH FLOWS

		For the Year Ended December 31,		
		2008		2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	19,063	$	154,831
Adjustments to reconcile net income to net cash				
provided by operating activities:				
Change in assets and liabilities causing increase (decrease) in cash:				
Receivable from broker-dealers		11,685		10,749
Accounts payable		(494)		(510)
Sales tax payable		(777)		(715)
NET CASH PROVIDED BY OPERATIONS		29,477		164,355
CASH FLOWS FROM FINANCING ACTIVITIES				
Member capital withdrawals		(59,375)		(143,000)
NET CASH USED BY INVESTING ACTIVITIES		(59,375)		(143,000)
NET CASH INCREASE (DECREASE) DURING THE YEAR		(29,898)		21,355
CASH, Beginning of year		40,351		18,996
CASH, End of year	$	10,453	$	40,351

The accompanying notes are an integral part of these Financial Statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

1. Organization and Significant Accounting Policies

Organization. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New Mexico Limited Liability Company owned by James D. Bicknell.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recognition of Income. Revenue from sale of investment company shares and related clearing expenses are reported on a trade-date basis as securities transactions occur.

Cash. For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any investment instruments purchased with an original maturity of one year or less.

Accounts Receivable. Accounts receivables are recorded when invoices are issued. Receivables are written off when they are determined to be uncollectible. No allowance for doubtful accounts has been established. All receivables are considered collectible.

Concentrations of Risk. Revenues were generated from services to two clients. For the years ended December 31, 2008 and 2007, one client was accountable for 50% and 55%, respectively, of revenue and the other for 50% and 45%, respectively, of revenue.

For the year ended December 31, 2007, one customer represented 100% of accounts receivable. There were no outstanding accounts receivable at December 31, 2008.

2. Income Taxes

The Company is a single owner limited liability company which is a disregarded entity for income tax purposes. All elements of income and deductions are included in the tax return of the sole member.

3. Related Party Transactions

The Company is affiliated with Beacon Hill Ltd. Co. through the common ownership of James D. Bicknell. Both companies occupy the same premises. Under the affiliate agreement between the two companies, Beacon Hill Ltd. Co. is responsible for all rental or lease costs and utilities in connection with the property at

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2008 and 2007 .

3. Related Party Transactions (continued)

2001 Copper Loop, Suite 2, Las Cruces, New Mexico. The Company has the ongoing benefit of using the facility and fixed assets of Beacon Hill Ltd. Co. without charge. KelBra Securities, LLC will reimburse Beacon Hill Ltd. Co. for payroll expenses at a rate of 20% based primarily on the amount of time the employee spends on activities for KelBra Securities, LLC. All other expenses, such as telephone, office supplies, internet connection, and postage are allocated between the two companies based on employee man hours worked for each Company. This determination is made on January 1 of each year. The allocation of expenses for 2007 was Beacon Hill Ltd. Co. 35% and KelBra Securities LLC 65%. In September, 2008, the determination was made to cease this agreement, due to the transfer of all of the Company's clients to Beacon Hill Ltd. Co.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $10,453, which was $5,453 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1. At December 31, 2007, the Company had net capital of $50,765, which was $45,765 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0251 to 1.

5. Subsequent Events

During the year ended December 31, 2008, the decision was made to transfer all clients from KelBra Securities, LLC to Beacon Hill Ltd. Co, a related party. The owner of KelBra Securities, LLC, is currently in negotiations to sell the Company.

Supplementary Information

Everett & Boetticher, P.C.   755 S. Telshor Blvd., Suite 201 Q • Las Cruces, New Mexico 88011   Certified Public Accountants

Jeffrey M. Everett, CPA
Wendy A. Boetticher, CPA

Telephone: (575) 522-2244
Fax: (575) 522-8049
jeff@efbcpa.com
wendy@efbcpa.com

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member of
  KelBra Securities, LLC
Las Cruces, New Mexico

We have audited the accompanying financial statements of KelBra Securities, LLC as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 3, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Everett & Boetticher, P.C.

Everett & Boetticher, P.C.

February 3, 2009

KelBra Securities, LLC

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

	For the Year Ended December 31,	
	2008	2007
Net Capital		
Total member's equity	$ 10,453	$ 50,765
Deduct member's equity not allowable for net capital provided by operating activities	-	-
Total member's equity qualified for net capital	10,453	50,765
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net	-	-
Net capital before haircuts on securities positions (tentative net capital)	10,453	50,765
Haircuts on securities	-	-
Net Capital	$ 10,453	$ 50,765
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable	$ -	$ 494
Sales tax payable	-	780
Items not included in statement of financial condition	-	-
Total aggregate indebtedness	$ -	$ 1,275
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
1/8 of aggregate indebtedness	$ -	$ 159
Ratio: Aggregate indebtedness to net capital	0 to 1	0.0251 to 1

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008 and 2007) is not included pursuant to Rule 17a-5(d)(4) as there were no material differences.

Jeffrey M. Everett, CPA
Wendy A. Boetticher, CPA

Telephone: (575) 522-2244
Fax: (575) 522-8049
jeff@efbcpa.com
wendy@efbcpa.com

Independent Auditor's Report on Internal Control
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member of
  KelBra Securities, LLC
Las Cruces, New Mexico

In planning and performing our audit of the financial statements and supplemental schedules of
KelBra Securities, LLC (the Company), for the years ended December 31, 2008 and 2007, we considered
its internal control, including control activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on the financial statements and not
to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have
made a study of the practices and procedures followed by the Company including tests of such
practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital
under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.
Because the Company does not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the practices and procedures by the
Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under
     Section 8 of Federal Reserve Regulation T of the Board of Governors of the
     Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgements by management are required to assess the expected benefits and related
costs of controls and of the practices and procedures referred to in the preceding paragraph and to
assess whether those practices and procedures can be expected to achieve the SEC's above
mentioned objectives. Two of the objectives of internal control and the practices and procedures
are to provide management with reasonable but not absolute assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or disposition and
that transactions are executed in accordance with management's authorization and recorded

To the Member of
  KelBra Securities, LLC
Page 2

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and prcedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified.

Everett & Boetticher, P.C.

Everett & Boetticher, P.C.

February 3, 2009

END